SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         MARKETING SERVICES GROUP, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    570907105
                                 (CUSIP Number)

                                 Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D

CUSIP NO. 570907105                   13D                      Page 2 of 7 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            New York

                           7.       SOLE VOTING POWER
                                            1,000,000

                           8.       SHARED VOTING POWER
                                            214,591

                           9.       SOLE DISPOSITIVE POWER
                                            1,000,000

                           10.      SHARED DISPOSITIVE POWER
                                            214,591

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,214,591

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            9.6%

14.      TYPE OF REPORTING PERSON*
                                            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP NO. 570907105                    13D                     Page 3 of 7 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Naomi Bodner

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            New York

                           7.       SOLE VOTING POWER
                                            1,132,604

                           8.       SHARED VOTING POWER
                                            214,591

                           9.       SOLE DISPOSITIVE POWER
                                            1,132,604

                           10.      SHARED DISPOSITIVE POWER
                                            214,591

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,347,195

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            10.6%

14.      TYPE OF REPORTING PERSON*
                                            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP NO. 570907105                    13D                     Page 4 of 7 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            New York

                           7.       SOLE VOTING POWER
                                            214,591

                           8.       SHARED VOTING POWER
                                            -0-

                           9.       SOLE DISPOSITIVE POWER
                                            214,591

                           10.      SHARED DISPOSITIVE POWER
                                            -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            214,591

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            1.7%

14.      TYPE OF REPORTING PERSON*
                                            PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 5 of 7 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, par value $.01 (the "Common Stock"), of Marketing Services Group, Inc. (the "Company"). The address of the principal executive office of the Company is 333 Seventh Avenue, New York. This is amendment No. 2 to a Schedule 13D that was filed on June 19, 1996 (as previously amended, the "Schedule 13D"). Terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Unless amended hereby, information contained in the Schedule 13D is confirmed in all respects.

Item 5.  Interest in Securities of the Issuer.

         (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership and the percentage of the total number of issued and outstanding shares of Common Stock as of October 29, 1997. Based on information obtained from the Company, the table assumes that there were 12,710,000 shares issued and outstanding as of that date.

================================================================================
                                Number of Shares              Percentage of
Name                            Beneficially Owned            Outstanding Shares
--------------------------------------------------------------------------------
Laura Huberfeld/Naomi           214,591                       1.7%
Bodner Partnership
--------------------------------------------------------------------------------
Laura Huberfeld                 1,214,591*                    9.6%
--------------------------------------------------------------------------------
Naomi Bodner                    1,347,195*                    10.6%
================================================================================

-----------------
         *        Includes 214,591 owned by the Partnership.

                                                               Page 6 of 7 Pages

         (c) The following table sets forth the sales made by the Reporting Persons.

================================================================================
Name                      Date                 Number            Price @ Share
================================================================================
Laura Huberfeld           10/15/97             862,302           $5.00
--------------------------------------------------------------------------------
Naomi Bodner              10/15/97             173,698           $5.00
--------------------------------------------------------------------------------
Naomi Bodner              10/15/97             130,000           $5.25
--------------------------------------------------------------------------------
Naomi Bodner              10/15/97             300,000           $5.02625
--------------------------------------------------------------------------------
Naomi Bodner              10/21/97             70,000            $4.875
--------------------------------------------------------------------------------
Naomi Bodner              10/28/97             10,000            $4.5625
--------------------------------------------------------------------------------
Naomi Bodner              10/28/97             10,000            $4.625
================================================================================

                                                               Page 7 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 29, 1997


                                        LAURA HUBERFELD/NAOMI BODNER
                                        PARTNERSHIP


                                        By:  /s/
                                        Laura Huberfeld, General Partner


                                        /s/
                                        Laura Huberfeld


                                        /s/
                                        Naomi Bodner